Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2015	September 30 2016
Assets
Current assets:
Cash and cash equivalents (note 11)	$545.3	$542.0
Accounts receivable (note 5)	681.0	715.9
Inventories (note 6)	794.6	929.6
Income taxes receivable	10.4	47.1
Assets classified as held-for-sale	27.4	27.4
Other current assets (note 4)	65.3	83.4
Total current assets	2,124.0	2,345.4

Property, plant and equipment	314.6	314.6
Goodwill	19.5	19.5
Intangible assets	30.4	26.3
Deferred income taxes	40.1	33.5
Other non-current assets (note 4)	83.4	74.4
Total assets	$2,612.0	$2,813.7

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 4 & 7)	$29.1	$69.2
Accounts payable	801.4	888.8
Accrued and other current liabilities	257.7	250.4
Income taxes payable	25.0	27.5
Current portion of provisions	20.2	12.7
Total current liabilities	1,133.4	1,248.6

Long-term portion of borrowings under credit facility and finance lease obligations (notes 4 & 7)	250.6	204.6
Pension and non-pension post-employment benefit obligations	83.2	87.1
Provisions and other non-current liabilities	28.0	29.8
Deferred income taxes	25.8	32.3
Total liabilities	1,521.0	1,602.4

Equity:
Capital stock (note 8)	2,093.9	2,047.1
Treasury stock (note 8)	(31.4)	(9.5)
Contributed surplus	846.7	855.2
Deficit	(1,785.4)	(1,670.0)
Accumulated other comprehensive loss	(32.8)	(11.5)
Total equity	1,091.0	1,211.3
Total liabilities and equity	$2,612.0	$2,813.7

Contingencies (note 12)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2015	2016	2015	2016
Revenue	$1,408.5	$1,554.0	$4,124.3	$4,392.8
Cost of sales (note 6)	1,307.4	1,442.9	3,834.5	4,077.1
Gross profit	101.1	111.1	289.8	315.7
Selling, general and administrative expenses (SG&A)	50.2	51.5	155.7	157.9
Research and development	5.3	6.5	16.7	18.2
Amortization of intangible assets	2.3	2.3	6.9	6.9
Other charges (recoveries) (note 9)	11.9	1.0	21.5	(0.3)
Earnings from operations	31.4	49.8	89.0	133.0
Refund interest income (note 12)	—	(6.0)	—	(6.0)
Finance costs	2.1	2.4	3.7	7.3
Earnings before income taxes	29.3	53.4	85.3	131.7
Income tax expense (recovery) (note 10):
Current	10.9	(14.2)	24.0	4.8
Deferred	7.5	14.0	6.5	11.5
	18.4	(0.2)	30.5	16.3
Net earnings for the period	$10.9	$53.6	$54.8	$115.4

Basic earnings per share	$0.08	$0.38	$0.34	$0.81

Diluted earnings per share	$0.08	$0.37	$0.34	$0.80

Shares used in computing per share amounts (in millions):
Basic	143.0	140.8	160.1	142.1
Diluted	145.3	143.0	162.1	144.0

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2015	2016	2015	2016
Net earnings for the period	$10.9	$53.6	$54.8	$115.4
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	0.4	0.4	(1.4)	2.6
Changes from derivatives designated as hedges	(14.9)	(2.5)	(14.6)	18.7
Total comprehensive income (loss) for the period	$(3.6)	$51.5	$38.8	$136.7

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance — January 1, 2015	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9
Capital transactions (note 8):
Issuance of capital stock	8.1	—	(5.0)	—	—	3.1
Repurchase of capital stock for cancellation	(528.2)	—	157.8	—	—	(370.4)
Purchase of treasury stock for stock-based plans	—	(8.2)	—	—	—	(8.2)
Stock-based compensation and other	—	16.0	12.1	—	—	28.1
Total comprehensive income:
Net earnings for the period	—	—	—	54.8	—	54.8
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(1.4)	(1.4)
Changes from derivatives designated as hedges	—	—	—	—	(14.6)	(14.6)
Balance — September 30, 2015	$2,089.4	$(13.6)	$842.0	$(1,790.5)	$(41.0)	$1,086.3

Balance — January 1, 2016	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0
Capital transactions (note 8):
Issuance of capital stock	5.3	—	(2.0)	—	—	3.3
Repurchase of capital stock for cancellation	(52.1)	—	17.8	—	—	(34.3)
Purchase of treasury stock for stock-based plans	—	(5.3)	(4.2)	—	—	(9.5)
Stock-based compensation and other	—	27.2	(3.1)	—	—	24.1
Total comprehensive income:
Net earnings for the period	—	—	—	115.4	—	115.4
Other comprehensive income, net of tax:
Currency translation differences for foreign operations	—	—	—	—	2.6	2.6
Changes from derivatives designated as hedges	—	—	—	—	18.7	18.7
Balance — September 30, 2016	$2,047.1	$(9.5)	$855.2	$(1,670.0)	$(11.5)	$1,211.3

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2015	2016	2015	2016
Cash provided by (used in):
Operating activities:
Net earnings for the period	$10.9	$53.6	$54.8	$115.4
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	17.0	18.5	50.5	55.3
Equity-settled stock-based compensation	8.2	6.4	26.8	22.6
Other charges (recoveries)	(0.3)	—	3.7	2.2
Finance costs, net of refund interest income	2.1	(3.6)	3.7	1.3
Income tax expense (recovery)	18.4	(0.2)	30.5	16.3
Other	(0.2)	2.1	(8.8)	1.1
Changes in non-cash working capital items:
Accounts receivable	26.1	25.8	49.8	(34.9)
Inventories	(30.6)	(24.0)	(129.7)	(135.0)
Other current assets	41.0	(2.3)	40.7	(12.8)
Accounts payable, accrued and other current liabilities and provisions	(63.1)	47.2	(5.3)	86.5
Non-cash working capital changes	(26.6)	46.7	(44.5)	(96.2)
Net income taxes paid	(4.7)	(14.9)	(12.4)	(32.2)
Net cash provided by operating activities	24.8	108.6	104.3	85.8

Investing activities:
Purchase of computer software and property, plant and equipment	(15.6)	(11.9)	(46.8)	(46.2)
Proceeds from sale of assets	1.8	0.2	2.2	0.9
Deposit on anticipated sale of real property	11.2	—	11.2	—
Advances to solar supplier (note 4)	(7.3)	—	(28.3)	—
Repayments from solar supplier (note 4)	—	6.0	—	11.0
Net cash used in investing activities	(9.9)	(5.7)	(61.7)	(34.3)

Financing activities:
Borrowings under credit facility (note 7)	—	—	275.0	40.0
Repayments under credit facility (note 7)	(6.2)	(21.2)	(6.2)	(43.7)
Finance lease payments (note 4)	—	(1.1)	—	(3.5)
Issuance of capital stock (note 8)	0.5	0.3	3.1	3.3
Repurchase of capital stock for cancellation (note 8)	—	—	(370.2)	(34.3)
Purchase of treasury stock for stock-based plans (note 8)	(8.2)	(9.5)	(8.2)	(9.5)
Finance costs paid	(2.1)	(2.3)	(5.4)	(7.1)
Net cash used in financing activities	(16.0)	(33.8)	(111.9)	(54.8)

Net increase (decrease) in cash and cash equivalents	(1.1)	69.1	(69.3)	(3.3)
Cash and cash equivalents, beginning of period	496.8	472.9	565.0	545.3
Cash and cash equivalents, end of period	$495.7	$542.0	$495.7	$542.0

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. Our product lifecycle offerings include a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2016 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2016.

These unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on October 20, 2016.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2015 annual audited consolidated financial statements. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the third quarter of 2016 from those described in the notes to our 2015 annual audited consolidated financial statements. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

3.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, and the execution of our programs and services, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended September 30		Nine months ended September 30
	2015	2016	2015	2016
Communications	41%	43%	40%	41%
Consumer	3%	2%	3%	3%
Diversified	30%	30%	29%	31%
Servers	8%	7%	10%	8%
Storage	18%	18%	18%	17%

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Customers:

For the third quarter and first nine months of 2016, we had two customers that individually represented more than 10% of total revenue (third quarter and first nine months of 2015 — two customers).

4.                                      SOLAR INVESTMENTS

In March 2015, we entered into a supply agreement with an Asia-based solar cell supplier (Solar Supplier) that includes a commitment by us to provide cash advances to help secure our solar cell supply. The advances were used by the Solar Supplier to help finance the expansion of its manufacturing operations into Malaysia. This supply agreement has an initial term of three and a half years, and is subject to automatic renewal for successive one-year terms unless either party provides a notice of intent not to renew. All such cash advances are scheduled to be repaid by the Solar Supplier through quarterly repayment installments, which commenced in the fourth quarter of 2015 and are to continue through the end of 2017. As of September 30, 2016, we have advanced a total of $29.5 under this agreement. We received cash repayments of $6.0 from the supplier in the third quarter of 2016 (first nine months of 2016 — $11.0). As of September 30, 2016, $15.0 remains recoverable from this supplier, which we have recorded as other current assets on our consolidated balance sheet.

In April 2015, we entered into a five-year agreement, pursuant to which we leased $19.3 of manufacturing equipment to be used in our solar operations in Asia. Our quarterly lease payments commenced in January 2016, pursuant to which we made a scheduled payment of $1.1 in the third quarter of 2016 (first nine months of 2016 — $3.5). As of September 30, 2016, our related lease obligations totaled $16.3, consisting of short-term obligations of $4.2 and long-term obligations of $12.1. This lease qualifies as a finance lease under IFRS. See note 7.

5.                                      ACCOUNTS RECEIVABLE

We have an accounts receivable sales agreement to sell up to $250.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Each of these banks had a Standard and Poor’s long-term rating of BBB+ or above and a short-term rating of A-2 or above at September 30, 2016. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2017 under specified circumstances), but may be terminated earlier as provided in the agreement. At September 30, 2016, $50.0 of accounts receivable were sold under this facility (December 31, 2015 — $50.0) and de-recognized from our accounts receivable balance. The accounts receivable sold are removed from our consolidated balance sheet and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

6.                                      INVENTORIES

We record our inventory provisions, net of valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory provisions of $9.7 and $9.9 for the third quarter and first nine months of 2016, respectively (third quarter and first nine months of 2015 — net inventory provisions of $0.5 and $4.7, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.  Our inventory provisions for the third quarter of 2016 consisted primarily of the write down of certain inventory related to our solar operations to net realizable value.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

7.                                      CREDIT FACILITIES AND LONG-TERM DEBT

In order to fund a portion of our share repurchases under the $350.0 substantial issuer bid (the SIB) completed in June 2015, we amended our $300.0 revolving credit facility in May 2015 to add a non-revolving term loan component (Term Loan) in the amount of $250.0 (in addition to the previous revolving credit limit of $300.0), and to extend the maturity of the entire facility from October 2018 to May 2020. We funded the SIB using the proceeds of the Term Loan, $25.0 drawn on the revolving portion of the credit facility (Revolving Facility), and $75.0 of available cash on hand. We also borrowed an additional $40.0 under the Revolving Facility in the first quarter of 2016 to fund the repurchase of shares and to pre-fund a program share repurchase (PSR) under our current normal course issuer bid (the 2016 NCIB), which PSR was completed in May 2016. During the third quarter of 2016, we made a scheduled quarterly principal repayment of $6.25 (first nine months of 2016 — $18.7) under the Term Loan, and a repayment of $15.0 under the Revolving Facility (first nine months of 2016 — $25.0). At September 30, 2016, $258.8 was outstanding under the credit facility, comprised of $40.0 under the Revolving Facility and $218.8 under the Term Loan (December 31, 2015 — $262.5 outstanding, comprised of $25.0 under the Revolving Facility and $237.5 under the Term Loan).

The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio.

We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder.

The following table sets forth our borrowings under the Revolving Facility, Term Loan, and finance lease obligations as of the period-ends indicated:

	December 31 2015	September 30 2016
Borrowings under the Revolving Facility	$25.0	$40.0
Term Loan	237.5	218.8
Total borrowings under credit facility	262.5	258.8
Less: unamortized debt issuance costs	(1.8)	(1.3)
Finance lease obligations (note 4)	19.0	16.3
	$279.7	$273.8
Comprised of:
Current portion of borrowings under credit facility and finance lease obligations	$29.1	$69.2
Long-term portion of borrowings under credit facility and finance lease obligations	250.6	204.6
	$279.7	$273.8

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We incurred debt issuance costs of $2.1 in 2015 in connection with the amendment of the credit facility, which we recorded as an offset against the proceeds from the Term Loan. Such costs are deferred and amortized over the term of the Term Loan using the effective interest rate method.

The $40.0 outstanding under the Revolving Facility is due upon maturity of the facility in May 2020. We are permitted to repay amounts prior to maturity. Prepayments are also required under certain circumstances.

The Term Loan requires quarterly principal repayments until its maturity. At September 30, 2016, the remaining mandatory principal repayments of the Term Loan were as follows:

Years ending December 31	Amount
2016	$6.3
2017	25.0
2018	25.0
2019	25.0
2020 (to maturity in May 2020)	137.5
$218.8

We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed.

At September 30, 2016, we were in compliance with all restrictive and financial covenants under the credit facility. Commitment fees paid in the third quarter and first nine months of 2016 were $0.4 and $1.0, respectively (third quarter and first nine months of 2015 — $0.3 and $0.9, respectively). At September 30, 2016, we had $27.1 (December 31, 2015 — $27.2) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at September 30, 2016 or December 31, 2015.

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.                                      CAPITAL STOCK

Share repurchases:

We have repurchased subordinate voting shares in the open market and otherwise in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids. These shares are repurchased either for cancellation or to satisfy obligations under our stock-based compensation plans. As part of the NCIB process, we may enter into Automatic Share Purchase Plans (ASPPs) with brokers, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf under our NCIBs (including during any applicable self-imposed trading blackout periods). In addition, we enter into PSRs from time to time as part of the NCIB process (if permitted by the TSX), pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is generally determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

subordinate voting shares repurchased under any PSR are cancelled upon completion of such PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares purchased in the open market under such NCIB to satisfy obligations under our stock-based compensation plans.

In September 2015, we completed an NCIB launched in September 2014 (2014 NCIB), which allowed us to repurchase, at our discretion, up to approximately 10.3 million subordinate voting shares in the open market, or as otherwise permitted. During the first quarter of 2015, we repurchased and cancelled a total of 6.1 million subordinate voting shares for $69.8 (including transaction fees) under the 2014 NCIB, at a weighted average price of $11.46 per share, including 4.4 million subordinate voting shares repurchased under a $50.0 PSR which we funded in December 2014. We completed the share repurchases under this PSR on January 28, 2015 at a weighted average price of $11.38 per share. We did not repurchase any shares under the 2014 NCIB in the second or third quarter of 2015 (prior to its expiry).

In the second quarter of 2015, we launched and completed the SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share (for an aggregate purchase price of $350.0), representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding prior to completion of the SIB. We funded the share repurchases with the proceeds of the $250.0 Term Loan, $25.0 drawn on the Revolving Facility, and $75.0 of cash on hand. See note 7.

On February 22, 2016, the TSX accepted our notice to launch the 2016 NCIB (amended in March 2016 to permit PSRs), which allows us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the 2016 NCIB will be reduced by the number of subordinate voting shares purchased thereunder to satisfy obligations under our stock-based compensation plans. During the first quarter of 2016, prior to the launch of the PSR described below, we paid $4.3 (including transaction fees) to repurchase and cancel 0.4 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.73 per share. In March 2016, we paid $30.0 to a broker under a PSR which we completed in May 2016, pursuant to which we repurchased and cancelled 2.8 million subordinate voting shares at a weighted average price of $10.69 per share. During the third quarter of 2016, 0.5 million subordinate voting shares were purchased under the 2016 NCIB to satisfy obligations under our stock-based compensation plans (see below). We did not repurchase any shares for cancellation during the third quarter of 2016. As of September 30, 2016, up to an additional 6.8 million subordinate voting shares may be repurchased under the 2016 NCIB during the remainder of its term.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. Under one of our stock-based compensation plans, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under our other stock-based compensation  plan, we may (at the time of grant) authorize the grantee to settle awards in either cash or subordinate voting shares (absent such permitted election, grants will be settled in subordinate voting shares, which we may purchase in the open market or issue from treasury, subject to certain limits). From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the third quarter of 2016, we paid $9.5 (including transaction fees) for a broker’s purchase of 0.5 million subordinate voting shares in the open market (under the 2016 NCIB) for our stock-based compensation plans, as well as  0.4 million subordinate voting shares to be purchased under an ASPP we entered into in September 2016. This ASPP allows the broker to purchase, on our behalf, subordinate voting shares at any time through October 21, 2016 under the 2016 NCIB. During the third quarter of 2015, we paid $8.2 (including transaction fees) for the broker’s purchase of 0.7 million subordinate voting shares in the open market (outside of any NCIB period) for our stock-based compensation plans. At September 30, 2016, 0.8 million subordinate voting shares were held for this purpose, having a value of $9.5 (December 31, 2015 — 2.8 million subordinate voting shares with a value of $31.4).

For the third quarter and first nine months of 2016, we recorded aggregate employee stock-based compensation expense (excluding deferred share unit (DSU) expense) through cost of sales and SG&A of $6.4 and $22.6, respectively (third quarter and first nine months of 2015 — $8.2 and $26.8, respectively), and DSU expense (recorded through SG&A) of $0.5 and $1.5, respectively (third quarter and first nine months of 2015 — $0.5 and $1.5, respectively). Employee stock-based compensation expense varies from period-to-period. The portion of such expense that relates to a non-market performance condition varies depending on the level of achievement of pre-determined financial targets.

During the third quarter and first nine months of 2016, we received cash proceeds of $0.3 and $3.3, respectively (third quarter and first nine months of 2015 — $0.5 and $3.1, respectively) relating to the exercise of vested employee stock options.

9.                                      OTHER CHARGES (RECOVERIES)

	Three months ended September 30		Nine months ended September 30
	2015	2016	2015	2016
Restructuring (a)	$12.0	$1.0	$21.8	$7.5
Pension obligation settlement adjustment	(0.1)	—	(0.3)	—
Other (b)	—	—	—	(7.8)
	$11.9	$1.0	$21.5	$(0.3)

(a)                                 Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. As a result of our most recent evaluation, we recorded restructuring charges of $1.0 and $7.5, respectively, during the third quarter and first nine months of 2016. Our restructuring actions for the third quarter of 2016 consisted of cash charges primarily for employee termination costs. Our restructuring charges for the first nine months of 2016 consisted of cash charges of $5.3, primarily for employee termination costs in various geographies, as well as for employee termination costs and contractual lease obligations related to exited operations, and non-cash charges of $2.2, primarily to write down certain plant assets and equipment to recoverable amounts. We recorded restructuring charges of $12.0 and $21.8, respectively, for the third

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

quarter and first nine months of 2015. Our restructuring charges for the third quarter of 2015 consisted of cash charges primarily for employee termination costs in certain under-utilized manufacturing sites in higher cost locations. Our restructuring charges for the first nine months of 2015 consisted of cash charges of $17.8, primarily for employee termination costs, and non-cash charges of $4.0, primarily to write down certain equipment to recoverable amounts. These 2015 year to date charges included costs associated with the consolidation of two of our semiconductor sites in the second quarter of 2015, to reduce the cost structure and improve the margin performance of that business. Our restructuring provision at September 30, 2016 was $2.5 (December 31, 2015 — $10.7) comprised primarily of employee termination and lease obligation costs.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations and any sublease recoveries from exited sites, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs for employees informed of their termination. For leased facilities that we intend to exit, the lease obligation costs represent future contractual lease payments less estimated sublease recoveries and cancellation fees, if any.  We engage independent brokers to determine the estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize an impairment loss for assets whose carrying amount exceeds their respective fair values less costs to sell as determined by such independent brokers. We also record adjustments to reflect actual proceeds received upon the disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

(b)                                 Other:

In July 2016, we received recoveries of damages of $12.0 in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods. We recorded these recoveries in the second quarter of 2016. We also recorded a provision in the second quarter of 2016 with respect to an unrelated legal matter based on our estimates of the likely outcome. This matter has been settled as anticipated.

10.                               INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.

Our net income tax recovery of $0.2 for the third quarter of 2016 was favorably impacted by the reversal of provisions previously recorded for tax uncertainties related to the resolution of a transfer pricing matter for one of our Canadian subsidiaries.  In connection therewith, we released tax provisions of $37 million Canadian dollars (approximately $29 at the exchange rate at the time of recording), as well as accrued refund interest income (see note 12 below for further details). Our income tax recovery for the third quarter of 2016 was negatively impacted by withholding taxes of $1.5 pertaining to the repatriation of $50.0 from a U.S. subsidiary, deferred tax expense of $8.0 related to taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries, and a deferred tax expense of $4.4 related to a derecognition of the deferred tax assets of one of our Canadian subsidiaries.  Our income taxes for the third quarter of 2016 was also negatively

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

impacted by taxable foreign exchange impacts of $2.5 (third quarter of 2015 — $12.3) resulting from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (our functional currency).

See note 12 regarding income tax contingencies.

11.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, outstanding cash advances receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. The carrying value of the Term Loan approximates its fair value as it bears interest at a variable market rate. The carrying value of the outstanding cash advances receivable from the Solar Supplier approximates their fair value due to their relatively short term to maturity. We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2015 annual audited consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2015. There have been no significant changes to the source of our inputs since December 31, 2015.

Cash and cash equivalents are comprised of the following:

	December 31 2015	September 30 2016
Cash	$476.1	$486.1
Cash equivalents	69.2	55.9
	$545.3	$542.0

Our current portfolio of cash equivalents consist of bank deposits. The majority of our cash and cash equivalents is held with financial institutions each of which had at September 30, 2016 a Standard and Poor’s short-term rating of A-1 or above.

Interest rate risk:

Borrowings under our credit facility bear interest at specified rates, plus specified margins. See note 7. Our borrowings under this facility, which at September 30, 2016 totaled $258.8 (December 31, 2015 — $262.5), expose us to interest rate risk due to potential increases to the specified rates and margins.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts, generally for periods up to 15 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

Our major currency exposures at September 30, 2016 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes from the table below. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at September 30, 2016.

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
Cash and cash equivalents	$7.9	$5.5	$2.6	$1.2
Accounts receivable and other financial assets	7.2	32.1	0.9	2.5
Accounts payable and certain accrued and other liabilities and provisions	(51.2)	(25.5)	(14.1)	(22.0)
Net financial assets (liabilities)	$(36.1)	$12.1	$(10.6)	$(18.3)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at September 30, 2016. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$0.4	$(0.3)	$(0.1)	$0.1
Other comprehensive income	1.2	0.1	0.5	0.8
1% Weakening
Net earnings	(0.4)	0.3	0.1	(0.1)
Other comprehensive income	(1.1)	(0.1)	(0.5)	(0.7)

At September 30, 2016, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$280.2	$0.76	12	$(0.3)
Thai baht	97.3	0.03	12	1.5
Malaysian ringgit	63.9	0.24	12	(0.1)
Mexican peso	22.6	0.05	12	(1.1)
British pound	106.3	1.33	4	0.8
Chinese renminbi	87.9	0.15	12	(0.8)
Euro	51.2	1.12	12	(0.2)
Romanian leu	17.9	0.25	12	0.2
Singapore dollar	23.7	0.73	12	0.2
Other	12.5			(0.7)
Total	$763.5			$(0.5)

At September 30, 2016, the fair value of the outstanding contracts was a net unrealized loss of $0.5 (December 31, 2015 — net unrealized loss of $24.0). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at September 30, 2016 was not significant, is recognized immediately in our consolidated statement of operations. At September 30, 2016, we recorded $8.1 of derivative assets in other current assets, and $8.6 of derivative liabilities in accrued and other current liabilities (December 31, 2015 — $2.8 of derivative assets in other current assets and $26.8 of derivative liabilities in accrued and other current and non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

12.                               CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Commencing in 2007, securities class action lawsuits were brought against us and certain of our officers, a director and Onex Corporation in the United States District Court for the Southern District of New York, alleging violations of United States federal securities laws. In 2015, a settlement of the consolidated class action lawsuits was reached and the District Court granted final approval of the settlement in July 2015. The time for any appeal from the approval of the settlement had expired without any appeal having been filed. The settlement payment to the plaintiffs was paid by our liability insurance carriers in 2015.

In 2007, parallel class proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings were not affected by the settlement discussed above. The Supreme Court of Canada released its decision on December 4, 2015, holding that the statutory claims of the plaintiff and the class under the Ontario Securities Act were barred by the applicable limitation period. In an earlier decision dated February 14, 2014, the Ontario Superior Court of Justice denied certification of the plaintiffs’ common law claims. No party appealed that decision. The Canadian plaintiff initiated a second motion to certify its common law claims, which was quashed by a decision of the Ontario Superior Court of Justice on May 24, 2016.

Income taxes

We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

As previously disclosed, Canadian tax authorities had taken the position that the income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions (Transfer Pricing Matters). In connection therewith, such authorities reassessed tax amounts owed by us, and also imposed limitations on benefits associated with favorable adjustments (Benefits Limitation).  We had appealed this decision and sought resolution of the Transfer Pricing Matters from the relevant Competent Authorities under applicable treaty principles. In the third quarter of 2016, the Canadian and U.S. tax authorities informed us that a mutual conclusion had been reached with respect to the Transfer Pricing Matters, and the Canadian tax authorities withdrew their position, reversing the adjustments for the years 2001 through 2004.  The Canadian tax authorities also reversed the adjustments related to the Benefits Limitation. In connection therewith, in the third quarter of 2016, we recorded a current tax recovery of $37 million Canadian dollars (approximately $29 at the exchange rate at the time of recording) to reverse previously recorded provisions for tax uncertainties related to transfer pricing, as well as accrued refund interest income of $8 million Canadian dollars (approximately $6 at period-end exchange rates) on cash held on account with the tax authorities in connection with the Transfer Pricing Matters.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

The favorable resolution of the Transfer Pricing Matters and the reversal of the Benefits Limitation has resulted in reduced potential interest charges on our remaining Canadian tax matter currently under appeal (discussed below), as amounts previously on deposit in connection with the Transfer Pricing Matters (the Deposit) will be redeployed to cover potential tax and interest in connection with such matter. Cash in excess of the amounts required to be redeployed to our remaining Canadian tax matter under appeal can be refunded.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses (Canadian Interest Matter). If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges would be approximately $7 million Canadian dollars (approximately $5 at period-end exchange rates), once the Deposit is redeployed, reduced from the previously reported maximum of approximately $33 million Canadian dollars (approximately $25 at period-end exchange rates). We have appealed this matter to the Canadian tax authorities and provided them with the requisite security, including a letter of credit for $5 million Canadian dollars (approximately $4 at period-end exchange rates), in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

A favorable resolution to the Canadian Interest Matter would result in additional refundable interest income of approximately $7 million Canadian dollars (approximately $5 at period-end exchange rates).  The additional refundable interest income is associated with the redeployed Deposit and is contingent upon a favorable resolution to the Canadian Interest Matter.  While we believe our asserted position for this matter is appropriate and does not require the recognition of a contingent liability, we cannot conclude with virtual certainty that this matter will be resolved in our favor. Accordingly, we have not recognized any receivable for any additional refundable interest income.

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.